                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  1  )*
                                    -----

                          GENERAL COMMUNICATION, INC.
        ---------------------------------------------------------------
                               (Name of Issuer)

                             CLASS B COMMON STOCK

        ---------------------------------------------------------------

                        (Title of Class of Securities)

                                   369385208
        ---------------------------------------------------------------
                                (CUSIP Number)

                           SHERMAN I. GOLDBERG, ESQ.
                         FIRST CHICAGO NBD CORPORATION
                           ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60670
                                (312) 732-4000
        ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                            As of December 5, 1997
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 369385208                            13D                     Page  2  of  7  Pages
-------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     First Chicago NBD Corporation.  38-1984850
--------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)or 2 (E)  [ ]
     Not Applicable
--------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER
      SHARES                  0
--------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY                 0
--------------------------------------------------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
     REPORTING                0
--------------------------------------------------------------------------------------------------------
     PERSON    10   SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             [ ]
--------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0%
--------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO HC
--------------------------------------------------------------------------------------------------------



CUSIP No. 369385208                            13D                     Page   3  of 7   Pages
---------------------------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS.OF ABOVE PERSONS (ENTITIES ONLY)
      First Chicago Financial Corporation.  36-2793711
--------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      00
--------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)or 2(E)  [ ]
     Not Applicable
--------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------------------------------
     NUMBER OF   7    SOLE VOTING POWER
     SHARES                     0
--------------------------------------------------------------------------------------------------------
     BENEFICIALLY  8   SHARED VOTING POWER
     OWNED BY                   0
--------------------------------------------------------------------------------------------------------
     EACH       9   SOLE DISPOSITIVE POWER
     REPORTING                  0
--------------------------------------------------------------------------------------------------------
     PERSON     10   SHARED DISPOSITIVE POWER
     WITH                       0
--------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
--------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*               [ ]
--------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0%
--------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------------------------------



CUSIP No. 369385208                            13D                     Page  4  of  7  Pages
-------------------------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS.OF ABOVE PERSONS (ENTITIES ONLY)
       First Chicago Investment Corporation.  36-2727230
--------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       00
--------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)or 2(E)   [ ]
       Not Applicable
--------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------------------------------
      NUMBER OF    7   SOLE VOTING POWER
      SHARES                    0

--------------------------------------------------------------------------------------------------------
      BENEFICIALLY   8   SHARED VOTING POWER
      OWNED BY                  0

--------------------------------------------------------------------------------------------------------
      EACH       9   SOLE DISPOSITIVE POWER
      REPORTING                 0
--------------------------------------------------------------------------------------------------------
      PERSON     10   SHARED DISPOSITIVE POWER
      WITH                      0
--------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]
--------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0%
--------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------------------------------

                        AMENDMENT NO. 1 TO SCHEDULE 13D


         This Amendment No. 1 to the statement on Schedule 13D filed on November 12, 1996 (the "Initial Statement") by First Chicago Investment Corporation, a Delaware corporation ("FCIC"), First Chicago Financial Corporation, a Delaware corporation ("FCFC"), and First Chicago NBD Corporation, a Delaware corporation ("FCN"), relates to the Class B Common Stock (the "Class B Common Stock") of General Communication, Inc. (the "Company"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"). Capitalized terms used herein, unless otherwise defined, or the context requires otherwise, have the meaning ascribed to such terms in the Initial Statement.

         Items 4, 5 and 6 of the Initial Statement are amended as set forth below:

ITEM 4.  PURPOSE OF TRANSACTION

               ADD THE FOLLOWING AFTER THE SIXTH PARAGRAPH OF ITEM 4 OF THE INITIAL STATEMENT:

               As of December 5, 1997, the parties to the New Voting Agreement amended such agreement to allow certain parties, including FCIC, to withdraw from such New Voting Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               DELETE THE FIRST PARAGRAPH OF ITEM 5(a) OF THE INITIAL STATEMENT AND REPLACE IT WITH THE FOLLOWING:

                    FCIC is the owner of 67,597 shares of Class A Common Stock representing 0.18% of the outstanding Class A Common Stock. FCIC does not own any Class B Common Stock. FCN and FCFC may be deemed to beneficially own shares of Class A Common Stock solely through their direct or indirect ownership of FCIC. FCIC is no longer a party to the New Voting Agreement, as so amended by the 1997 Amendment No. 1 to Voting Agreement, dated as of December 5, 1997 (the "Amended Voting Agreement"). FCIC, FCFC AND FCN EXPRESSLY DISCLAIM BENEFICIAL OWNERSHIP OF ANY SHARES OTHER THAN THE 67,597 DIRECTLY HELD BY FCIC.

               DELETE THE FIRST SENTENCE OF THE THIRD PARAGRAPH OF ITEM 5(a) OF THE INITIAL STATEMENT AND REPLACE IT WITH THE FOLLOWING:

                    Madison Dearborn Advisors, L. P. ("MD Advisors") advises
               FCIC with respect to the 67,597 shares of Class A Common Stock owned by FCIC.

               DELETE ITEM 5(e) OF THE INITIAL STATEMENT AND REPLACE IT WITH THE
               FOLLOWING:

                    With the execution of the Amended Voting Agreement, FCIC
               ceased to be a member of any purported "group" of stockholders of the Company. The holdings of FCIC, and indirectly FCN and FCFC, are less than five percent of the Company's Class A Common Stock. As of the date of this Statement, FCIC's holdings represent approximately 0.18% of the outstanding Class A Common Stock of the Company. FCFC and FCN are deemed to beneficially own Shares
               solely through their direct or indirect ownership of FCIC.   None
               of FCIC, FCN or FCFC own any shares of Class B Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               THE FOLLOWING IS ADDED AFTER THE SEVENTH PARAGRAPH OF ITEM 6.

               As described in Item 5(a), the New Voting Agreement was amended as of December 5, 1997, to allow certain of the original parties thereto to withdraw from such agreement. FCIC was one of the withdrawing parties. FCIC is no longer a party to any voting agreement relating to the shares of Class A Common Stock held by it or with respect to Class A Common Stock or Class B Common Stock held by any other stockholder of the Company.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information ser forth in this Statement is true, complete and correct.


Dated: February 10, 1998

                         FIRST CHICAGO NBD CORPORATION

                                    /s/ M. Eileen Kennedy
                         BY:_____________________________________
                                    M. Eileen Kennedy
                                    Treasurer


                         FIRST CHICAGO FINANCIAL CORPORATION

                                    /s/ M. Eileen Kennedy
                         BY:______________________________________
                                    M. Eileen Kennedy
                                    Assistant Treasurer


                         FIRST CHICAGO INVESTMENT CORPORATION

                                    /s/ M. Eileen Kennedy
                         BY:________________________________________
                                    M. Eileen Kennedy
                                    Vice President and Treasurer